FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2006

Commission File Number: 1-31452

KONAMI CORPORATION

(Translation of registrant’s name into English)

Marunouchi Building

4-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-6330

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	Press release, Revision of Consolidated Results Forecast for the Year Ended March 31, 2006, which was filed with the Tokyo Stock Exchange on May 12, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 12, 2006

KONAMI CORPORATION

By:	/s/ Noriaki Yamaguchi
Name: Noriaki Yamaguchi
Title: Executive Vice President and CFO

FOR IMMEDIATE RELEASE

May 12, 2006

KONAMI CORPORATION

2-4-1 Marunouchi, Chiyoda-ku, Tokyo, Japan

Kagemasa Kozuki

Representative Director and CEO

Stock code number: 9766 at TSE1

Contact: Noriaki Yamaguchi

Executive Vice President and Chief Financial Officer

Tel: +81-3-5220-0573

News Release: Revision of Consolidated Results Forecast

for the Year Ended March 31, 2006

We hereby announce the revision of our consolidated results forecast for the year ended March 31, 2006, which was previously released on May 10, 2005.

1. Revision of Consolidated Results Forecast (US GAAP)

	(Millions of yen)
Year ended March 31, 2006 (from April 1, 2005, to March 31, 2006)	Net revenues	Operating income	Income before income taxes	Net income
Previous forecast (A) Released on May 10, 2005	270,000	28,500	34,000	18,000
Revised forecast (B)	262,100	2,400	8,400	23,000
Change (B – A)	-7,900	-26,100	-25,600	5,000
Percentage Change (%)	-2.9	-91.6	-75.3	27.8
<For reference>
Results for the year ended March 31, 2005	260,691	28,136	27,442	10,486
<For reference : Revised forecast>
Disclosed under Japanese GAAP	262,100	23,000	8,400	23,000

There are no changes to the year end cash dividend forecast, which previously have been announced as 27.00 Japanese yen per share. (Including interim dividend, dividend for the year is 54.00 Japanese yen.)

2. Reason for the revision

<Revision on Consolidated Operating Income under US GAAP>

In our Health & Fitness business, we have appropriate accelerated depreciation of assets, approximately 10.5 billion yen, such as the buildings for our fitness facilities where the book value of such assets has exceeded expected future cash flow.

In order to achieve a more fair measurement of the asset valuation, we have also revalued our intangible fixed assets and posted an approximately 9.2 billion yen of accelerated depreciation in addition to the accelerated depreciation of tangible fixed assets.

As a result of adopting accounting for the impairment of assets, we wrote off an approximately 19.7 billion yen of impairment loss and have adjusted our forecast of operating income for the year ended March 31, 2006, downward to 2.4 billion yen.

As we adopted the US GAAP after listing on the New York Stock Exchange in 2002, we are accounting for this lump sum depreciation expense as an operating expense. (it would be treated as an extraordinary loss under Japanese GAAP)

<Upward Revision on Consolidated Net Income>

We are revising our forecast of Consolidated Net Income for the year ended March 31, 2006, upward to 23 billion yen due to an approximately 17 billion yen reversal of tax liabilities accrued for tax benefits that we had our assets re-appraised under US GAAP in connection with the impairment of goodwill, which originally accrued when shares of common stock of the former PEOPLE CO., LTD. were acquired in the year 2001.

3. Outlook for Health & Fitness Business

Konami has been undertaking a group reorganization since last year, and has aimed to enhance the corporate value of our businesses through a holding company structure which we implemented in March 2006. In our Health & Fitness business, we have aimed to offer safe, clean, comfortable fitness facilities, in response to the aging of Japanese society and a rising awareness of health issues, improve our efficiency and strengthen our earnings base.

In addition, we are concentrating on creating new health-related services that are distinct from those in the conventional fitness business.

We believe we will improve our operating income margin by our fitness facility unit starting with the fiscal year ending March 31, 2007, as there has been a trend of increasing members for our fitness facilities, and by posting the accelerated depreciation of assets in the fiscal year ended March 31, 2006, will have assets that are more fairly valued in relation to our operating revenues.

Improving our profitability by our fitness facility unit, expanding new businesses for seniors and health promotion businesses (expansion of our lifestyle disease prevention business through alliances with medical institutions), we aim to achieve operating income of 5 billion yen and 10 billion yen in our Health & Fitness business (with an operating income margin of 10%) for the years ending March 31, 2007, and 2009, respectively.

Cautionary Statement with Respect to Forward-Looking Statements:

Statements made in this document with respect to our current plans, estimates, strategies and beliefs, including the above forecasts, are forward-looking statements about our future performance. These statements are based on management’s assumptions and beliefs in light of information currently available to it and, therefore, you should not place undue reliance on them. A number of important factors could cause actual results to be materially different from and worse than those discussed in forward-looking statements. Such factors include, but are not limited to: (i) changes in economic conditions affecting our operations; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar and the Euro; (iii) our ability to continue to win acceptance of our products, which are offered in highly competitive markets characterized by the continuous introduction of new products, rapid developments in technology and subjective and changing consumer preferences; (iv) our ability to successfully expand internationally with a focus on our video game software business, card game business and gaming machine business; (v) our ability to successfully expand the scope of our business and broaden our customer base through our exercise entertainment business; (vi) regulatory developments and changes and our ability to respond and adapt to those changes; (vii) our expectations with regard to further acquisitions and the integration of any companies we may acquire; and (viii) the outcome of contingencies.